UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2022

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated May 20, 2022

Item 1

RELEVANT INFORMATION

Bogotá D.C., May 20, 2022. Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that in today’s extraordinary meeting, the General Shareholders' Meeting approved the modification of the distribution of profits approved at the ordinary meeting held on March 30, 2022, regarding these matters (i) the source of the dividends to be paid in accordance with the approved project, and (ii) the year to which the original profits of such dividends correspond, as follows:

1.	The dividends to be paid in shares will be taken from the profits of the years 2017 and following, without benefit for the shareholders, in accordance with Article 49 of the Colombian Tax Law (Estatuto Tributario).

2.	Dividends to be paid in cash will be taken from the profits of 2017 and following, with benefit for the shareholders, in accordance with Article 49 of the Colombian Tax Law (Estatuto Tributario).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2022

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel